SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (Amendment No. 1)*

                            Chordiant Software, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   170404107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Theodore R. Meyer
                            70 Willow Road, Suite 200
                              Menlo Park, CA 94024
                                  650/614-0500
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  170404107             SCHEDULE 13D                  Page 2 of 8 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Foundation Capital, L.P.     94-3233429
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware, United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        2,849,826 shares
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0 shares
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               2,849,826 shares
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,849,826 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.38%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  170404107             SCHEDULE 13D                  Page 3 of 8 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Foundation Capital Entrepreneurs Fund, L.L.C.     94-3241514
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware, United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        265,987 shares
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0 shares
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               265,987 shares
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      265,987 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.50%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  170404107             SCHEDULE 13D                  Page 4 of 8 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Foundation Capital Management, L.L.C.            94-3233430
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware, United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        3,115,813 shares
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0 shares
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               3,115,813 shares
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,115,813 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.88%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1  Security and Issuer

(a)  Name of the Issuer: Chordiant Software, Inc. (the "Issuer")

(b) Title of Security: Common Stock, par value $0.001 per share (the "Common Stock")

(c) The Issuer's principal executive office: 20400 Stevens Creek Boulevard, Suite 400 Cupertino, CA 95014

Item 2  Identity and Background

(a)  Name:

         Foundation Capital, L.P. ("FC")
         Foundation Capital Entrepreneurs Fund, L.L.C. ("FCE")
         Foundation Capital Management, L.L.C. ("FCM")

(b)  Residence or business address:

         c/o Foundation Capital
         70 Willow Road, Suite 200
         Menlo Park, CA  94025

(c)  Principal Business/Principal Occupation:

         The principal business of FC and FCE is acting as venture capital investment vehicles. FCM serves as the sole general partner of FC and FCE.

(d)  Convictions in criminal proceedings in the last 5 years:

         None.

(e)  Judgments for violations of Securities Laws in the last 5 years:

         None.

(f)  Citizenship:

         Entities:     FC        -      Delaware
                       FCE       -      Delaware
                       FCM       -      Delaware

Item 3  Source and Amount of Funds or Other Consideration

Not applicable.

Item 4  Purpose of Transaction

FC, FCE and FCM acquired the Common Stock for investment purposes.

Subject to applicable legal requirements, Reporting Persons may purchase additional Common Stock from time to time in open market or in private transactions, depending on their evaluation of Issuer's business, prospects and financial condition, the market for the Common Stock, other developments concerning Issuer, the reaction of Issuer to Reporting Person's ownership of Common Stock, other opportunities available to Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, Reporting Persons may dispose of all or a portion of their Common Stock at any time.

Other than as described in this Item 4, Reporting Persons do not have any plan or proposal relating to, or that would result in, any event described in (a)-(j) of this Item 4.

Item 5  Interest in Securities of the Issuer

The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this Statement is provided as of December 31, 2002:

       ==================================================================
       Ownership/Power                  FC          FCE          FCM
       ------------------------------------------------------------------
       Beneficial Ownership          2,849,826    265,987     3,115,813
       ------------------------------------------------------------------
       Percentage of Class             5.38         0.50         5.88
       ------------------------------------------------------------------
       Sole Voting Power             2,849,826    265,987     3,115,813
       ------------------------------------------------------------------
       Shared Voting Power               0           0            0
       ------------------------------------------------------------------
       Sole Dispositive Power        2,849,826    265,987     3,115,813
       ------------------------------------------------------------------
       Shared Dispositive Power          0           0            0
       ==================================================================

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Not applicable.

Item 7  Material to be filed as Exhibits

        Exhibit A:  Joint Filing Statement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2003

FOUNDATION CAPITAL MANAGEMENT, L.L.C.

By: /s/ William B. Elmore
   ---------------------------
    Member


FOUNDATION CAPITAL, L.P.

By: Foundation Capital Management, L.L.C.
    its General Partner

By: /s/ William B. Elmore
   ---------------------------
    Member


FOUNDATION CAPITAL ENTREPRENEURS FUND, L.L.C.

By: Foundation Capital Management, L.L.C.
    its Manager

By: /s/ William B. Elmore
   ---------------------------
    Member

                                    EXHIBIT A

We, the undersigned, hereby express our agreement that the attached Schedule 13D (or any amendments thereto) relating to the Common Stock of Chordiant Software, Inc. is filed on behalf of each of us.

Dated: February 13, 2003

FOUNDATION CAPITAL MANAGEMENT, L.L.C.

By: /s/ William B. Elmore
   ---------------------------
    Member


FOUNDATION CAPITAL, L.P.

By: Foundation Capital Management, L.L.C.
    its General Partner

By: /s/ William B. Elmore
   ---------------------------
    Member


FOUNDATION CAPITAL ENTREPRENEURS FUND, L.L.C.

By: Foundation Capital Management, L.L.C.
    its Manager

By: /s/ William B. Elmore
   ---------------------------
    Member